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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  NS Group, Inc.

Title of Class of Securities:  Common Stock, no par value

CUSIP Number:  628916108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

          Mr. Dimitrijevic, c/o Everest Capital Limited
                The Bank of Butterfield Building
       65 Front Street, 6th Floor, Hamilton HM JX, Bermuda

                        December 18, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 628916108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,778,100

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         1,778,100

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,778,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         7.63%

14. Type of Reporting Person

         CO














































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The purpose of this Schedule 13D is to report Everest Capital
Limited's (the "Reporting Person") ownership of the Common Stock, no par value (the "Shares"), in NS Group, Inc. (the "Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, no par value in NS Group, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         NS Group, Inc.
         Ninth & Lowell Sts.
         Newport, KY 41072

Item 2.  Identity and Background

         (a)  Everest Capital Limited

         (b)  The Bank of Butterfield Building, 65 Front Street,
              6th Floor, Hamilton HM JX, Bermuda

         (c) The principal businesses of the Reporting Person is to act as an investment manager for various private investment entities and managed accounts.

         (d)  During the last five years, neither the Reporting
              Person nor any person affiliated with the Reporting
              Person has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, neither the Reporting Person nor any person affiliated with the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a corporation organized under the laws of Bermuda.






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Item 3.  Source and Amount of Funds or Other Consideration.

         The funds for the purchase of the Shares of the Issuer came from the respective working capital of the Fund or the other private investment entities, from the funds of each managed account or from margin loans entered into in the ordinary course of business. The shares were purchased for an aggregate purchase price of $29,145,249.11.

Item. 4  Purpose of Transactions.

         The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase Shares in privately negotiated transactions or in any other lawful manner in the future.

Item 5.  Interest in Securities of Issuer.

         (a) Based on information received from the Issuer, as of September 27, 1997 there were 23,310,297 Shares outstanding. As of the date hereof the Reporting Person is deemed to be the beneficial owner of 1,778,100 shares of the outstanding Shares of the Issuer. Therefore, the Reporting Person is deemed to be the beneficial owner of 7.63% of the Issuer's outstanding Shares.

         (b) The Reporting Person has the sole power to vote and dispose of all the shares held by the above mentioned entities.

         (c) All transactions in the Shares effected by the Reporting Person during the sixty days prior to December 18, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e)  Not applicable




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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      made by the Reporting Person in the
                      sixty days prior to December 18, 1997
                      through the date of this filing.




         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 1997
____________________________
Date


Everest Capital Limited


By: Marko Dimitrijevic / President

________________________________
Name/Title
















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                             EXHIBIT A

                     SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                                         (Excluding
Date               Shares Acquired       Commission)
____               or (sold)           _____________

12/15/97              100,000              $14.7461

12/16/97              140,000               15.3415

12/17/97                9,000               17.3308

12/17/97              150,000               16.3935

12/17/97              250,000               16.5951

12/18/97              300,000               16.5973

12/18/97              804,100               16.7151

12/23/97               25,000               13.57





























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